Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: Rockwell Collins, Inc.

SEC File No.: 001-16445

Date: September 12, 2017

+ Leader meeting September 12, 2017 Kelly Ortberg, Chairman, President & CEO 1 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

Safe Harbor Statement This presentation contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement. Additional Information In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575. Participants in the Solicitation United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

Meeting agenda ï,§ The agreement ï,§ Why? ï,§ Next steps 3 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

The agreement ï,§ United Technologies Corp. to acquire Rockwell Collins and combine it with UTC Aerospace Systems ï,§ Collins Aerospace Systems will be created ï,§ Kelly Ortberg will be CEO of the new combined company ï,§ Reporting to Greg Hayes, chairman and CEO of UTC ï,§ Dave Gitlin, current president of UTC Aerospace Systems, will be president and chief operating officer ï,§ $93.33 per share in cash and $46.67 in shares of UTC common stock for each share of Rockwell Collins, subject to a 7.5% collar 4 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

5 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

Highest EBITDA multiple in aerospace history Transaction Multiple vs. Precedent Deals Sources: Company Filings, FactSet. (1) Based on Wall Street consensus estimates, pro forma for B/E Aerospace acquisition. (2) Reflects normalized multiple of revised offer terms provided on May 24, 2017; transaction multiple of 26.9x using reported EBITDA. 6 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

UTC Strategic Rationale Establishes premier aerospace systems supplier well-positioned to meet customer demands Expanded R&D capabilities and investment to drive best-in-industry innovation World-class mechanical / electronics design and software development capabilities Broader and more capable field support network Enables enhanced digital service offerings Cost synergies of $500+ million expected by year 4

Highly complementary product offerings 8 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

A heritage of innovation at UTC Aerospace Systems Thomas Hamilton David Sundstrand Paulin Ratier Fred Rohr Benjamin Goodrich Environmental Control Systems Electric Systems Propeller Systems Nacelles Landing Systems 9 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

A heritage of innovation at Rockwell Collins Relayed to the world Pioneer in GPS First integrated First synthetic vision First global aviation First suite the first words ever technology avionics system system (SVS) on data communications for dual spoken on the moon head-up display network (HGS) 10 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

Accelerating growth (4) (3) (2) (1) (1) Rockwell Collins after spin off from Rockwell International Corp. (2) Rockwell Collins after acquisition of ARINC    (3) Pro Forma B/E Aerospace acquisition as reported on Oct. 24, 2016 (4) 11 Pro | © Forma 2017 UTAS Rockwell + Rockwell Collins. Collins All rights (2017E) reserved. Proprietary Information.

More opportunities for growth Sources: Boeing and Airbus company presentations; Airline Monitor; U.S. Department of Defense 12 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

Next steps 13 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

Stay focused on our objectives 14 | © 2017 Rockwell Collins. All rights reserved. Proprietary Information.

Rockwell Collins

Leader Meeting with Kelly Ortberg

September 12, 2017

KELLY: You saw a lot of press and speculation about this, but I’m sure we rocked your world Monday night with the announcement of UTC acquiring Rockwell Collins. So today, what I’m going to do is go through, give you a little bit of background, help you answer the questions that I’m sure you’re getting from employees. Some of which I have an answer for. Some I don’t yet have an answer for. But I’ll help you with that. This is the first part of a process that we’ll go through.

So when I do investor relations, investor-related meetings, I always have this safe harbor statement in the deck. And I’m sure you all read this meticulously. But the reason I put this in the deck, is because actually we’ll have to post this information as public information. So just like after the BE announcement, to close, anything that’s disseminated publicly that talks about the merger and the acquisition has to be posted.

So, I just caution any of you, if you’re making large presentations, don’t make up a bunch of charts. If you have questions, talk to legal counsel about what you can and can’t do. My suggestion is just use the charts that we’re using here. These have all been through the approval process. But as we go through the regulatory approval, the last thing we need is some careless presentation materials that were put in place that hadn’t been reviewed.

The other thing is if you make a large presentation and this is just kind of nestled in the presentation, you may have to publicly disclose that entire presentation and there’s sometimes, you know, you may not want to do that. So, if you have any questions on that going forward, again, either ask your leader or the office of general counsel is always available. Any of the folks in the OGC are available if you need some help there.

Well, what I’m going to do today is first of all I’m going to do a little bit of a tactical review of what the agreement is here. I think for the most part you all know this. You probably have read enough in the pre-announcements, but I just want to baseline everybody and then I’m going to spend some time talking about why did this happen and how does a public company get purchased? I think it’s not how most of you think it works, so I think it’s good background for you to understand, how does this work? How does this happen? Why now? And then we’ll talk about what the next steps are associated with this and what to expect going forward.

Okay, so let’s talk about the agreement. Again, United Technologies Corp is buying Rockwell Collins and they’re going to combine it with a sector of their business which is called UTC Aerospace Systems. It has the acronym UTAS. For those of you who spend your job in the marketplace, you know of UTAS pretty well. We know them quite well. But UTC is a corporate, is a multi-industry conglomerate corporation, roughly $57 billion in sales, with 200,000 employees. So, a very large multi-industry corporation.

And then they go to market in many different product brands. So, some of the better-known brands, Pratt & Whitney, the engines that go on the F-35 and also into the commercial market with their new geared turbo fan. Otis. The leading supplier of elevators throughout the world is a UTC company. Carrier, air-conditioning. Many of you may actually have a Carrier air conditioner in your home. But they also do a lot of work in large construction projects as well.

And now Collins will be a brand. So, we’ll take their United Technologies segment that’s UTAS and combine that with Rockwell Collins and that new organization will be called Collins Aerospace Systems. So, we’ll be one of those go-to-market brand entities going forward.

I’ll lead the combined organization. Today we’re about $8 billion in revenue and about 30,000 employees pre-acquisition. We’ll then be about $23 billion in revenues and roughly 70,000 employees. So, a lot bigger organization focused on aerospace and defense. And I’ll talk a little bit more about what their portfolio looks like and what that brings to us.

Two-thirds cash and one-third stock. You can see the split. So, the consideration for the acquisition is $140 a share. So, you’ve probably seen that. That will be paid in two ways. Two-thirds of it is cash and you can see the number, $93.33 per share at the close will be paid in cash. And then one-third of the consideration, or roughly $46.67, you can see it there, will be paid in UTC common stock. So, for every share, you’ll get a cash component, if you’re a shareowner, and you’ll also get a UTC stock component that’ll convert at close.

And it’s subject to this thing called a collar. You can see a 7-1/2% collar. This is actually kind of important for you to understand this. We actually had the same collar when we did the BE integration. And you can kind of think of it as a plus or minus 7-1/2% window. You set the stock price and if the stock varies in that window, if their stock goes down, we still get $140 a share equivalent. So, we’ll end up getting more shares to convert at that same $46 of value. If it goes up, we stay at the $46. We don’t get more within that 7-1/2% window. Then when it goes outside the window, then it stays fixed. And so, if their stock would go down more than 7-1/2%, we’d actually get less consideration than $140 a share. If it goes above 7-1/2%, we’d end up getting more consideration through more, or higher value stock.

So that’s how that works going forward and you might want to just watch that. I think the important thing that I look at is the bottom of the collar is roughly $107 a share. So that’s where we go down and we stay protected. This is a normal thing that you put in place to manage the fluctuation, both market fluctuation and stock price fluctuation going forward.

So, look, you’ve seen a lot of the press announcements. Probably a few of them before the actual announcement. But we’ll be the largest aerospace and defense tier-2 company. As I said, roughly $23 billion. A very large portfolio. This is one of the largest acquisitions ever in the aerospace and defense, and as you’ll see, the highest premium paid for a company in the history in aerospace and defense.

But I want to spend some time talking, as I said, about how does this happen? First of all, the company was never for sale. The board and I didn’t go out and say, geez, let’s go sell the company. In fact, we were very happy with the performance, our plan for the company. But when you think about a public company, it’s not like a private company where you can just say someone wants to buy it. You can just say, no, it’s not for sale. I’m not gonna sell. Like your home. You can just say, no. I’m not gonna sell it.

The old adage that everything is for sale at a certain, at the right price, I think applies a little bit to a public company. And so, when an offer comes in for the company, our board has the responsibility to take that offer very seriously and evaluate that offer in the context of is this in the best interest of the shareowners.

And we look at strategic options. Should we do something different? Is there something different that’s available to us? Is this running our business standalone better than this from a shareowner perspective? And through very long deliberations here, our board came to the unanimous decision that this was in the best interest of the shareowners going forward. And I’ll talk a little bit more about why that is.

Now having said that, I can tell ya, and this is important, I didn’t come into this fiscal year thinking we’d be here today talking about this. This wasn’t my plan. It wasn’t the board’s plan. The world changes and we have to react to that. Having said that, I think we’re gonna end up in a really, really good place. So, this is something that we did not solicit, but it’s something that we really do have to deal with and react to in the best interest of the shareowner, and hopefully most of you are shareowners and you’re gonna see that there’s a lot of value for you going forward.

One of the things that they have to look at is the overall price and does that price turn out to be better than the value of running our company independently. This chart actually shows you that the premium in terms of EBITDA multiple. EBITDA is earnings before interest, taxes, depreciation and amortization. If you’re an accountant, you know what that means. For those of you who aren’t accountants, what that means is it’s basically a profitability measure. And when you look at buying a public company, the yardstick is what’s the multiple that they’re paying of the year transaction EBITDA.

And you can see these are all the largest transitions that have been done in the aerospace and defense. Lockheed Martin bought Sikorsky. They paid 11.1 times EBITDA. We bought BE acquisition here, the one right next to the color, for 13.6 times EBITDA. The acquisition United Technologies paid for Rockwell Collins, 16 times EBITDA. Really a record multiple in the aerospace and defense.

So, look, folks. We created a lot of value for the shareowners. And again, from your perspective, hopefully many of you are shareowners. Either through your savings plan or other means. But hopefully your shareowners and you will also benefit in that.

If you look, just before we did the BE transaction, the day before we announced it, we were trading in the low 80’s. Our stock price. So, at $140 a share just in that short period of time, you can see a very, very significant premium.

So, people ask me, well, why did we sell now? And, you know, the timing of it really isn’t, as I kind of alluded to, that’s not really our discretion. We did it now because that’s when we had an offer that came in that the board had to evaluate. I think the more important question is why did they do it and why did they do it now?

And this is actually their chart that they used. Greg Hayes, their CEO, used this as he described the rationale for the acquisition, the strategic rationale. And I think if you look at this, these are all really good things. They all are very consistent actually with why we did the BE acquisition. They’re all around creating a premium, a premiere company. Having size, scale, the ability to leverage R & D and investment across a larger portfolio of business. Having a broader, more capable network in the market. As you’ll see, most of what they do is in the same channels that we participate in. So that’s very good.

It also enables digital services. They really love our information management strategy which is, they call it digital services. Being able to take advantage of a lot of the connected aircraft environment. Much of the information that is going over our networks today is driven by the systems, either engines or APU’s of the systems that they provide on the aircraft. So, we see quite a bit of opportunity there.

The one area that makes everybody nervous is the last one and it’s called cost synergies. And cost synergies are bringing the two entities together and finding efficiencies and doing things more efficient than the independent companies and sometimes that means head count and jobs for the organization.

So first of all, we will no longer be a public company. We’ll be a sector of a very large public company that’s headquartered in Connecticut. So, think of it as our corporate headquarters here in Cedar Rapids essentially goes away. It turns into a business unit operating entity. So, there are cost synergies. There will be some employee impact. Although, I will tell you, as I show you in a couple of charts, not a lot of product overlap. So, this, in Greg Hayes’ words, when he announced this to the market, is this is not a big employee consolidation strategy here. There are some areas of overlap, but we’re looking for supply chain consolidation, both direct, indirect, efficiencies and being able to do more as a combined entity going forward.

So, I think we’ll have some impact, but it’s going to be minimal. I don’t think from an engineering, production, business unit impact, they don’t do a lot of the same things we do, so I’m not anticipating any significant impact there. It’s probably going to be more around the corporate office, shared service functions. And we’ll be working through that going forward.

This chart shows, just at a high level, and I’m sure you’ve had a chance to look on the internet or go look at some of their product capabilities. You can see ours in the terra cotta there, but all the systems that they bring to the platform from sensors, engine environmental systems, propellers, actuation systems, landing gear, the cells of those things there that wrap around the engines, and while I’m showing a commercial airplane here, other portfolios equally applied in the military market.

And I know there are actually some government systems folks that are worried because we called it Collins Aerospace Systems. Does that mean we’re no longer interested in ground radios or GPS? And that’s not the case. If you’re worried about that, you’re reading too much into the name. In fact, Greg Hayes talked about the manpack radio program when he was talking about the innovations for Rockwell Collins.

So, look. I think they bought us because they see a lot of value in these capabilities that we bring into the market. And their whole strategy’s being able to exploit that value and do more as a combined company going forward. And so I think that was a similar strategy as to what we did with BE. It gives us more diversity. More capability in the market place. And we’ll see that here going forward.

They also have a very, very rich heritage. And you know, our heritage, the old Collins Radio company, we’re very proud of that heritage. But this chart actually shows some of their rich heritage. Some older than, pre-dates the Collins formation. Thomas Hamilton, you can see environmental control systems. David Sundstrand, which turned into Hamilton Sundstrand company. Ratier. The Ratier-Figeac organization, world leader in propellers, for turbo-prop aircraft. Fred Rohr there for the nacelles capability and, of course, Goodrich, their latest major acquisition, an example, landing systems is something that you have through that combined entity.

So, in 2012, was the last major acquisition that they did where they acquired Goodrich and they brought all these capabilities together and that’s when they formed the United Technologies Aerospace Systems organization, which now after the acquisition of Collins, again, will become Collins Aerospace going forward.

A rich heritage, and I think that’s important, because, you know, they’ve been there for a hundred years and they’re gonna be there for the next hundred years, totally committed to this aerospace and defense market channel that we’re committed to as well.

Actually, this is our chart, but I show it because this is a chart that Greg Hayes used, the CEO of United Technology, used when he talked to the investment community about the acquisition. And actually, he’s kind of a historian. Very proud and thinks a lot about the rich heritage that Rockwell Collins brings to the company.

Obviously, they think that the Collins brand brings a real recognized focus in the market. I mean, they didn’t use the Goodrich name. They didn’t use the Hamilton Sundstrand name. We used the Collins name going forward because of our rich heritage, but the focus that we have and the reputation that we have in the market.

So, this chart shows the size of the company going forward. Look, I have 2014 as kind of the middle marker. That was right after we made the acquisition of ARINC. I took over in 2013 and if you remember, I talked about our number one focus is accelerating growth. I knew we could not stay as a 2-1/2, $3 billion entity in the marketplace. We were too small. We had to get bigger. And grow our company. A fantastic acquisition with ARINC. That happened in 2013 and you can see that allowed us to grow significantly. And then the big step-up with the BE acquisition going forward.

Actually, I thought once we got to about $8 billion, we were pretty immune from being taken over. Only a few companies in the world that would have the capacity to do that. United Technologies, obviously, is one. But now you look, and we’re a much larger proforma company. $23 billion in revenue and roughly 70,000 employees worldwide.

This gives you a little bit more of the mix of the companies. You can see from a segment about 75/25. This is the combined entity now. 75/25 will be commercial defense. To give you a feel today, I think we’re about 27% defense pre-acquisition. And so, you know, about the same overall size. Remember, we’re going to be a lot bigger. So, the defense market focus is very important for us going forward.

OEM/aftermarket, a pretty nice mix there between opportunities to sell directly to the aircraft manufacturers, as well as to the aftermarket airlines in that example.

And then geographic we’re about 50/50 pre-acquisition. This makes us a much bigger global entity as they have actually a larger global footprint than we do going forward.

The other thing that I think is really important as we’re really tied to some really important macro dynamics that are going to drive growth in the marketplace. First of all, the very strong backlog of commercial airplanes. Like us, they’re well positioned on the new airplanes that are going to drive the market. The 787, the A350, are examples of new commercial airplanes. The F-35, they do the engines on the F-35 aircraft. So well positioned in the market there.

Increasing traffic. This is why we believe so much that we need to focus in the commercial area is because the traffic continues to grow and we’re seeing that this year as traffic continues to grow at a faster pace than anybody is predicting. The growth of middle class in the world has still got a long ways to go and air traffic is going to be a big component of that growth.

And then, of course, the growing defense market and we’re seeing that in our portfolio. Now we’ll have a much larger portfolio of defense products going forward to take advantage of this improving overall defense environment. And they’ve got some unique capabilities that I think will be very complementary. A lot of sensors capability that we really don’t have, that we can now parlay into that defense market.

So let’s talk a little bit about the next steps going forward. So, first of all, this does require shareowner vote. The majority of the outstanding shares of the shareowners would have to approve the acquisition going forward. I would expect overwhelming support for this because of that premium that I talked about. A significant value proposition to our shareowners.

Probably the long pole in the tent is the regulatory approvals. Because we do business in so many different regions of the world, we’ll have various regulatory approvals from China to the U.S. to Europe to many others. I can’t name the whole list of regulatory approvals. And so that will probably be the long pole in the tent for us is getting all the regulatory approvals. At this point we’re thinking we would close sometime in the third quarter of the calendar year, probably by this time next year.

Which means we’re going to be in a little bit of an awkward period here where we go from, you know, the time we announce the deal to the time that we close the deal. For those that have been a part of a company we’ve acquired, you kind of understand that awkward period. We continue to run as an independent company. There’s no gun-jumping, meaning they can’t tell us how to go run our business, and we certainly can’t go tell them to run our business.

Look, there’s still our approvals. There’s chances that the deal could not be approved and we need to be in a position to continue to run the business.

Now during this period, during this, between announcement which happened and close period, there will be a lot of work being done through integration planning. For those of you, maybe who have been involved, we’ve done that with the BE acquisition, where we form a team. In fact, I’ve got Dave Gitlin, their president of UTAS, and his leadership team, are in Cedar Rapids today. We’ll meet all afternoon and tomorrow to start the planning of the integration. How are we going to bring the organizations together.

Now, I know you’re going to have a lot of questions and some of the fundamental questions I know will be, geez, what about the shared service model we have? How’s that going to work in this combined entity? Will we continue to have the shared service model? And the fact of the matter is, I don’t know yet. How we bring these entities together is going to require us to go through a planning process here and determine that.

I know another question people have is where is the headquarters of the business going to be? Dave Gitlin and the current UTAS organization is headquartered in Charlotte. Obviously, we’re headquartered in Cedar Rapids. There will be no corporate headquarters for the entity, but where’s the business unit headquarters going to be? That’s something we’ll have to determine through this integration process. It may, it may not be, here in Cedar Rapids going forward. We’re just going to have to determine that.

Look, there’s going to be some impact to employees. There’s no question about that. I talked to Greg Hayes yesterday. He was very much focused on, look. There may be some jobs that get eliminated, but we bought Rockwell Collins because of the talented employees that we have. We have a very large corporation. So, even if jobs get displaced, we should be looking really hard at how we can deploy those folks into new roles within the new organization. So that’s what we’ll be working through.

I know that’s going to create some anxiety for certain people, depending on what area you work on, or work in. For the most part, I think if you think about your production operations, your engineering development work, I don’t see really any significant impact there for those folks, because there’s not a lot of overlap. So, we’ll continue to be doing what we’re doing.

Over time, I would expect that it will give us opportunities to do more information management solutions for a broader portfolio. Maybe more software controlled items. Being able to integrate more functions on the airplane, which can drive even further employment opportunities as we grow the business.

The one thing I will ask you all to do here in this period is don’t be careless in speculation. Don’t use social media as your fact-base, I’ve already seen some crazy stuff on social media. Look, some of these decisions we haven’t made yet. We’re going to have to think through them and make logical decisions. I think you do have to recognize for our employee base, recognize that two-thirds of the new organization are not legacy Rockwell Collins. They’re legacy UTAS focus. So, we’re going to have to make the decisions that best, are best for the overall organization going forward.

I’m sure you can be a little bit nervous. I’m sure there’s probably some folks on the other side a little bit nervous. So that’s why we’re getting together and starting that initial planning. Some of those decisions will have to be made early on, because they’ll drive further planning in the overall integration going forward.

So again, don’t be careless with the speculation. I’ll try to communicate as much as we can. But I think for people who are in a nervous situation, speculation just doesn’t help at all. And again, I think for the most part, we’ve landed in a really good place and this is going to allow us to be a much bigger, more powerful organization, that will allow us to compete in the marketplace even more effectively going forward.

Now, one thing everybody has to do while all this is going on, remember we’ve got to focus on running the organization. We’ve got a fiscal year here that we’re close to completing. We’ve done a very, very nice job year to date. So, let’s finish the year well. You know, we’ve got an IPP plan that’s out there. Let’s make sure we maximize that payout for you and all of our employees going forward. So, stay focused on that.

And the other thing, I think, I want you to be aware of is we’re going to get some chirping from customers. You’ve already seen Boeing make some announcements if you look at that publicly. And I think for the most part, our customers are going to be fine with this, but I think until they understand the details, particularly some of the larger customers are going to worry about the relative size of our organization and are they going to be able to, are we going to be able to, somehow leverage them in a negative fashion.

I have never believed in leveraging customers. We’ll be big to allow us to provide more value and that’s not something that allows us to leverage customers. I just think that’s a short-sighted strategy. Pennywise and pound foolish. As we’ve gotten bigger, we’ve always allowed our customers to have choice, but always try to give them an opportunity where they select us and their choice is us. And we’re going to do that going forward as a combined entity. So, I want to make sure that everybody, as you’re thinking about transactions with your customer, you know what we stand for with delivering the quality, the customer satisfaction, the focus on the customer, do not let that down, because that’s what we’re going to be carrying in to this new larger entity. And obviously, I’m gonna have a big role in helping drive that across the organization going forward.

So, with that, a lot of opportunities.    I think there’s going to be a lot of anxiety for a while. I want to eliminate that as fast as I can, but there are some things that, people are just going to be anxious about until we get to the decision. We’ll just communicate as best we can. I just ask, as your employees are talking to you, if you don’t know the answer to questions, go try to get those answers to the questions.

END OF SESSION

Safe Harbor Statement

This presentation contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.